UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              --------------------

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    31769P100
                                 (CUSIP Number)

                               Stephanie B. Mudick
                         General Counsel - Corporate Law
                                 Citigroup Inc.
                              153 East 53rd Street
                               New York, NY 10043
                                 (212) 559-1000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 10, 1999
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------                 ----------------------------
CUSIP No. 31769P100                                      Page 2 of 17 Pages
----------------------------------                 ----------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Salomon Brothers Holding Company Inc
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)   [   ]
                                                                    (b)   [   ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            WC
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e)                                             [   ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER                    0
       NUMBER OF
                          -----------------------------------------------------
         SHARES              8     SHARED VOTING POWER               8,060,060*
      BENEFICIALLY
        OWNED BY
                          -----------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER               0
       REPORTING
                          -----------------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER          8,060,060*

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,060,000*
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [   ]

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.6%*
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
-------------------------------------------------------------------------------
  * Includes shares of Common Stock (7,825,104) that the Reporting Person had the right to acquire on May 15, 1999 upon settlement of US West DECS. An affiliate of the Reporting Person, Salomon Smith Barney Holdings Inc., had an obligation to deliver the same number of shares of Common Stock on May 15, 1999 upon settlement of Salomon Smith Barney Holdings Inc. DECS. 2,584,365 of such shares were delivered to an affiliate of the Reporting Person.

----------------------------------                 ----------------------------
CUSIP No. 31769P100                                     Page 3 of 17 Pages
----------------------------------                 ----------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Salomon Smith Barney Holdings Inc.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)   [   ]
                                                                    (b)   [   ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)                                          [   ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER                    0
       NUMBER OF
                          -----------------------------------------------------
         SHARES              8     SHARED VOTING POWER               8,262,370*
      BENEFICIALLY
        OWNED BY
                          -----------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER               0
       REPORTING
                          -----------------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER          8,262,370*
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,262,370*
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [   ]

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.2%*
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC
-------------------------------------------------------------------------------
* Includes shares of Common Stock (7,825,104) that a direct subsidiary of the Reporting Person, Salomon Brothers Holding Company Inc, had the right to acquire on May 15, 1999 upon settlement of US West DECS. The Reporting Person had an obligation to deliver the same number of shares of Common Stock on May 15, 1999 upon settlement of Salomon Smith Barney Holdings Inc. DECS. 2,584,365 of such shares were delivered to an affiliate of the Reporting Person.

----------------------------------                 ----------------------------
CUSIP No. 31769P100                                      Page 4 of 17 Pages
----------------------------------                 ----------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Citigroup Inc.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)   [   ]
                                                                    (b)   [   ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e)                                             [   ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER                    0
       NUMBER OF
                          -----------------------------------------------------
         SHARES              8     SHARED VOTING POWER               8,262,370*
      BENEFICIALLY
        OWNED BY
                          -----------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER               0
       REPORTING
                          -----------------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER          8,262,370*

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,262,370*
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [   ]

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.2%*
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC
-------------------------------------------------------------------------------
* Includes shares of Common Stock (7,825,104) that an indirect subsidiary of the Reporting Person, Salomon Brothers Holding Company Inc, had the right to acquire on May 15, 1999 upon settlement of US West DECS. A direct subsidiary of the Reporting Person, Salomon Smith Barney Holdings Inc., had an obligation to deliver the same number of shares of Common Stock on May 15, 1999 upon settlement of Salomon Smith Barney Holdings Inc. DECS. 2,584,365 of such shares were delivered to an affiliate of the Reporting Person.

Item 1. Security and Issuer.
        --------------------

        This statement on Schedule 13D is being filed with respect to shares of Common Stock, $.01 par value each (the "Common Stock"), of Financial Security Assurance Holdings Ltd., a New York corporation (the "Issuer"), which has its principal executive office at 350 Park Avenue, New York, New York 10022.

Item 2. Identity and Background.
        ------------------------

        This statement on Schedule 13D is being filed by Salomon Brothers Holding Company Inc ("SBHC"), Salomon Smith Barney Holdings Inc. ("SSBH") and Citigroup Inc. ("Citigroup") (together, the "Reporting Persons").

        (a), (b), (c) and (f) SBHC, a Delaware corporation, is a swap dealer that deals in swaps and certain OTC instruments, engages in lending and holds certain investments. The address of its principal business office is 388 Greenwich Street, New York, NY 10013.

        SSBH is a Delaware corporation and is the sole stockholder of SBHC. SSBH engages in no direct activities. The address of its principal business office is 388 Greenwich Street, New York, NY 10013.

        Citigroup is a Delaware corporation and is the sole stockholder of SSBH. The principal executive offices of Citigroup are located, and the principal business is conducted, at 153 East 53rd Street, New York, NY 10043. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through its Global Consumer, Global Corporate and Investment Bank, Asset Management, and Investment Activities segments. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

        The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of SBHC and Citigroup are set forth in Annexes A and B, which are incorporated herein by reference.

        (d) and (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Annexes A or B hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to any material judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

        The source of funds for the purchases of the Common Stock and US West DECS (as defined in Item 4 below) was working capital of SBHC and the other Citigroup subsidiaries that purchased the subject securities.

Item 4. Purpose of Transaction.
        -----------------------

        Substantially all of the shares reported herein as beneficially owned by the Reporting Persons were acquired in connection with the transactions described in the second through fourth paragraphs of this Item 4. 437,266 shares of Common Stock reported herein as beneficially owned by the Reporting Persons were purchased by various indirect subsidiaries of Citigroup for investment purposes, for third party accounts or by mutual funds managed by Citigroup's subsidiaries.

        In May 1996, US West, Inc. (now known as MediaOne Group, Inc. ("US West")) issued to SBHC in a private placement 9,546,303 units of debt exchangeable for common stock of the Issuer ("US West DECS"). The US West DECS matured on May 15, 1999.

        At the same time that US West issued the US West DECS to SBHC, SSBH issued 9,546,303 units of debt exchangeable for common stock of the Issuer ("SSBH DECS") in a public offering registered under the Securities Act of 1933. The terms and conditions of the SSBH DECS were substantially identical to those of the US West DECS.

        On May 10, 1999, pursuant to the terms of the US West DECS, SBHC received the right to acquire 7,825,104 shares of Common Stock on May 15, 1999 upon maturity of the US West DECS. On that same date, SSBH became obligated to deliver 7,825,104 shares of Common Stock on May 15, 1999 upon maturity of the SSBH DECS. Of such shares, SSBH delivered 5,240,739 shares of Common Stock to non-affiliates and the remaining 2,584,365 shares were delivered to Salomon Smith Barney Inc., an indirect subsidiary of SSBH that held SSBH DECS on May 15.

        The subsidiaries of Citigroup review their respective holdings of Issuer securities on a continuing basis. Depending on such evaluations of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock, and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), each Citigroup subsidiary may acquire other securities of the Issuer (except in contravention of Rule 13d-1(e)(2)) or sell all or a portion of its Common Stock or other securities of the Issuer, now owned or hereafter acquired. Except as otherwise described herein, the Reporting Persons, and to the best knowledge of any of the Reporting Persons, any person identified on Annexes A or B hereto, do not have any plans or proposals relating to or which would result in any of the transactions described in Items 4 (a)-(j) of
Schedule 13D.

 Item 5. Interest in Securities of the Issuer.
         -------------------------------------

        (a) and (b) As of May 10, 1999, SBHC may be deemed to beneficially own 8,060,060 shares of Common Stock, which includes 7,825,104 shares that SBHC had the right to acquire on May 15, 1999 upon settlement of the US West DECS, representing 25.6% of the outstanding shares of such class (based on 31,533,781 shares of Common Stock outstanding as of April 30, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999); SSBH and Citigroup may each be deemed to beneficially own 8,262,370 shares of Common Stock, which also includes the 7,825,104 shares that SBHC had the right to acquire on May 15, 1999 upon settlement of the US West DECS, representing 26.2% of the outstanding shares of such class (based on 31,533,781 shares of Common Stock outstanding as of April 30, 1999). In addition, 2,584,464 shares of Common Stock have been borrowed by one or more of subsidiaries of Citigroup in connection with short sale transactions incident to certain market-making activities.

        The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock upon settlement of the US West and SSBH DECS on May 15, 1999. According, this Schedule 13D is hereby terminated.

        Except as set forth or incorporated by reference herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the persons listed in Annexes A and B hereto, beneficially own any Common Stock.

        (c), (d) and (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

        None of Citigroup or, to the best knowledge of Citigroup, the persons listed in Annex A or B hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer.

Item 7. Material To Be Filed As Exhibits.
        ---------------------------------

        1. Joint Filing Agreement, dated as of May 20, 1999, by and among SBHC, SSBH and Citigroup.

                                     ANNEXES
                                     -------

A.  Executive Officers and Directors of Salomon Brothers Holding Company Inc.

B.  Executive Officers and Directors of Citigroup Inc.

                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 20, 1999

                                       SALOMON BROTHERS HOLDING COMPANY INC


                                       By:/s/ Howard M. Darmstadter
                                          -------------------------
                                       Name:  Howard M. Darmstadter
                                       Title: Assistant Secretary


                                       SALOMON SMITH BARNEY HOLDINGS INC.


                                       By:/s/ Howard M. Darmstadter
                                          -------------------------
                                       Name:  Howard M. Darmstadter
                                       Title: Assistant Secretary


                                       CITIGROUP INC.


                                       By:/s/ Marla Berman Lewitus
                                          ------------------------
                                       Name:  Marla Berman Lewitus
                                       Title: Assistant Secretary

                                     ANNEX A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                       -----------------------------------
                      SALOMON BROTHERS HOLDING COMPANY INC
                      ------------------------------------

Name, Title and Citizenship           Principal Occupation and Business Address

Michael A. Carpenter                  Co-Chief Executive Officer
Director, Chairman & Chief            Global Corporate and Investment Bank
Executive Officer (USA)               of Citigroup Inc.
                                      388 Greenwich Street
                                      New York, New York 10013

Deryck C. Maughan                     Vice Chairman
Director (Great Britain)              Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

James S. Boshart, III                 Vice Chairman
Vice Chairman (USA)                   Salomon Smith Barney Holdings Inc.
                                      388 Greenwich Street
                                      New York, New York 10043

Thomas G. Maheras                     Vice Chairman
Vice Chairman (USA)                   Salomon Smith Barney Holdings Inc.
                                      388 Greenwich Street
                                      New York, New York 10043

Eduardo G. Mestre                     Vice Chairman
Vice Chairman (USA)                   Salomon Smith Barney Holdings Inc.
                                      388 Greenwich Street
                                      New York, New York 10043

Paul Underwood                        Vice Chairman
Vice Chairman (USA)                   Salomon Smith Barney Holdings Inc.
                                      388 Greenwich Street
                                      New York, New York 10043

Charles W. Scharf                     Senior Executive Vice President &
Chief Financial Officer &             Chief Financial Officer
Senior Executive                      Salomon Smith Barney Holdings Inc.
Vice President (USA)                  388 Greenwich Street
                                      New York, New York 10043

Robert Druskin                        Senior Executive Vice President & Chief
Chief Administrative Officer (USA)    Administrative Officer
                                      Salomon Smith Barney Holdings Inc.
                                      388 Greenwich Street
                                      New York, New York 10043

Jay P. Mandelbaum                     Senior Executive Vice President
Executive Vice President (USA)        Salomon Smith Barney Holdings Inc.
                                      388 Greenwich Street
                                      New York, New York 10043

Joan Guggenheimer                     General Counsel
General Counsel & Secretary (USA)     Global Corporate and Investment Bank
                                      of Citigroup Inc.
                                      388 Greenwich Street
                                      New York, New York 10043

Michael J. Day                        Executive Vice President & Controller
Controller (USA)                      Salomon Smith Barney Holdings Inc.
                                      388 Greenwich Street
                                      New York, New York 10043

Mark I. Kleinman                      Executive Vice President & Treasurer
Treasurer (USA)                       Salomon Smith Barney Holdings Inc.
                                      388 Greenwich Street
                                      New York, New York 10043

                                     ANNEX B

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                       -----------------------------------
                                 CITIGROUP INC.
                                 --------------

Name, Title and Citizenship           Principal Occupation and Business Address

C. Michael Armstrong                  Chairman & Chief Executive Officer
Director (USA)                        AT&T Corp.
                                      295 North Maple Avenue
                                      Basking Ridge, New Jersey 07920

Alain J.P. Belda                      President & Chief Operations Officer
Director (Brazil)                     Aluminum Company of America (Alcoa)
                                      201 Isabella Street, Room 6J12
                                      Pittsburgh, Pennsylvania 15212-5858

Kenneth J. Bialkin                    Partner
Director (USA)                        Skadden, Arps, Slate, Meagher & Flom LLP
                                      919 Third Avenue
                                      New York, New York 10022

Kenneth T. Derr                       Chairman & Chief Executive Officer
Director (USA)                        Chevron Corporation
                                      575 Market Street
                                      San Francisco, California  94105

John M. Deutch                        Institute Professor
Director (USA)                        Massachusetts Institute of Technology
                                      77 Massachusetts Avenue, Room 6-208
                                      Cambridge, Massachusetts  02139

Ann Dibble Jordan                     Consultant & Former Director of Social
Director (USA)                        Services,
                                      The University of Chicago Medical Center
                                      2904 Benton Place, NW
                                      Washington, DC 20008

Reuben Mark                           Chairman & Chief Executive Officer
Director (USA)                        Colgate-Palmolive Company
                                      300 Park Avenue
                                      New York, New York 10022-7499

Michael T. Masin                      Vice Chairman, President-International &
Director (USA)                        Director
                                      GTE Corporation
                                      One Stamford Forum
                                      Stamford, Connecticut 06904

Dudley C. Mecum                       Managing Director
Director (USA)                        Capricorn Management
                                      30 East Elm Street
                                      Greenwich, Connecticut 06830

Richard D. Parsons                    President
Director (USA)                        Time Warner, Inc.
                                      75 Rockefeller Plaza, 29th Floor
                                      New York, New York 10019

Andrall E. Pearson                    Chairman & Chief Executive Officer
Director (USA)                        Tricon Global Restaurants, Inc.
                                      660 Steamboat Road
                                      Greenwich, Connecticut 06830

John S. Reed                          Chairman & Co-Chief Executive Officer
Director & Executive Officer (USA)    Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Robert B. Shapiro                     Chairman & Chief Executive Officer
Director (USA)                        Monsanto Company
                                      800 North Lindbergh Blvd.
                                      Mail Zone D1S
                                      St. Louis, Missouri  63167

Franklin A. Thomas                    Lawyer/Consultant & Former President,
Director (USA)                        The Ford Foundation
                                      595 Madison Avenue, 33rd Floor
                                      New York, New York 10022

Sanford I. Weill                      Chairman & Co-Chief Executive Officer
Director & Executive Officer (USA)    Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Edgar S. Woolard, Jr.                 Former Chairman & Chief Executive Officer
Director (USA)                        E.I. du Pont de Nemours & Company
                                      1007 Market Street
                                      Wilmington, Delaware 19898

Arthur Zankel                         General Partner
Director (USA)                        First Manhattan Company
                                      437 Madison Avenue
                                      New York, New York 10022

The Honorable Gerald R. Ford          Former President of the United States
Honorary Director (USA)               Post Office Box 927
                                      Rancho Mirage, California  92270

Michael A. Carpenter                  Co-Chief Executive Officer
Executive Officer (USA)               Global Corporate and Investment Bank of
                                      Citigroup Inc.
                                      388 Greenwich Street
                                      New York, New York 10013

Paul J. Collins                       Vice Chairman
Executive Officer (USA)               Citigroup Inc.
`                                     153 East 53rd Street
                                      New York, New York 10043

Edward D. Horowitz                    e-Citi
Executive Officer (USA)               153 East 53rd Street
                                      New York, New York 10043

Thomas W. Jones                       Co-Chairman and Chief Executive Officer
Executive Officer (USA)               SSB Citi Asset Management Group
                                      388 Greenwich Street
                                      New York, New York 10013

Robert I. Lipp                        Co-Chief Executive Officer
Executive Officer (USA)               of Citigroup's Global Consumer Business
                                      153 East 53rd Street
                                      New York, New York 10043

Deryck C. Maughan                     Vice Chairman
Executive Officer (Great Britain)     Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Victor J. Menezes                     Co-Chief Executive Officer,
Executive Officer (India)             Global Corporate and Investment
                                      Bank of Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Heidi G. Miller                       Chief Financial Officer
Executive Officer (USA)               Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Charles O. Prince, III                Co-General Counsel & Corporate Secretary
Executive Officer (USA)               Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Mary Alice Taylor                     Global Operations and Technology
Executive Officer (USA)               Citigroup Inc.
                                      1 Court Square
                                      Long Island City, New York  11120

Todd S. Thomson                       Strategy & Business Development
Executive Officer (USA)               Citigroup Inc.
                                      153 East 53rd Street
                                      New York, New York 10043

Marc P. Weill                         Citigroup Investments
Executive Officer (USA)               153 East 53rd Street
                                      New York, New York 10043

                                                                      EXHIBIT 1
EXHIBIT INDEX

Exhibit No.               Document                               Page No.
-----------               --------                               --------

1.             Joint Filing Agreement, dated as of               Page 17 of 17
               May 20, 1999, by and among SBHC,
               SSBH and Citigroup.